FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO	Teva North America	(215) 591-3030
	Liraz Kalif /Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS THIRD QUARTER 2006 RESULTS

●       Quarterly Net Sales of $2,286 Million, up 74%

●       Net Income of $606 Million, up  127%

●       Fully Diluted EPS  of $0.74, up 85%

●       Cash flow from operations reached $793 million

Jerusalem, Israel, November 7, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended September 30, 2006.

Net Sales for the third quarter of 2006 increased 74% to $2,286 million, compared to $1,317 million in the third quarter of 2005.  The main contributors to the year-over-year growth in sales were several new product launches in the U.S. and the inclusion of IVAX sales, which benefited all regions.

Net income for the third quarter of 2006 increased 127% to $606 million compared to $267 million for the same period of 2005.  Fully diluted earnings per share increased 85% to $0.74 compared to $0.40 per share for the third quarter of 2005.

Israel Makov, President and CEO said: "This was, quite simply, a superb quarter for Teva, one with record financial results driven by strong performances from all of our businesses and geographies--including record-breaking results in both North America and our International business. The highlights of the quarter were, of course, the extremely successful launches of two very major generic products in the U.S., and the excellent launch of Azilect®, our second innovative product, in the U.S. market. I believe that achievements like these illustrate the true meaning, and value, of industry leadership for us."

Mr. Makov added, "I am also very pleased at the swift and excellent progress we are making in integrating IVAX into Teva.  We are already realizing tremendous synergies from this acquisition, and we are well-positioned to capture all of the additional opportunities that IVAX presents."

North America accounted for 62% of net sales, while Europe contributed 23% and International (primarily Latin America, Central and Eastern Europe and Israel) 15%.

North American pharmaceutical sales (including Copaxone®) reached $1.325 billion in the quarter, compared to $707 million in the third quarter of 2005, an increase of 87%.  Sales benefited this quarter from 22 new products that were not sold in the comparable quarter of 2005, the most significant this period being the exclusive launches of simvastatin, sertraline, venlafaxine, and pravastatin as well as from increased sales of Copaxone® and the first sales of Azilect® in the U.S..

As of November 6, 2006, Teva had 144 product applications awaiting final FDA approval. Collectively, the brand products covered by these applications have annual U.S. sales of approximately $87 billion.  Teva believes it is the first to file on 44 of these applications relating to products whose annual U.S. branded sales are over $34 billion.

Pharmaceutical sales in Europe (including Copaxone®) increased 36% in the quarter to $464 million. In addition to the acquisition of IVAX, the increase is due to higher generic sales (including 34 product launches across nine markets this quarter) and increased Copaxone® sales.

International pharmaceutical sales, which include primarily Latin America, Central and Eastern European countries and Israel, increased 149% in the quarter to $309 million. The increase is due to the addition of new markets, in Latin America and Central and Eastern Europe, as a result of the IVAX acquisition as well as expanding sales in existing markets.

Global in-market sales of Copaxone® for the quarter were $354 million, an increase of 15% over the third quarter of 2005.  U.S. in-market sales increased by 10% to $226 million. In-market sales outside the U.S., mainly in Europe and Canada, increased by 26% to $128 million. According to IMS, in the U.S. Copaxone® continues to outpace the market growth strengthening its leadership position with total and new prescription (TRx and NRx) shares increasing to 34% and 35.2%, respectively, as of September 2006.

Azilect®, which is indicated for the treatment of the signs and symptoms of Parkinson's disease as initial monotherapy and as adjunct therapy to levodopa, was launched in July in the U.S., and is now available in 22 countries.

Total API sales, including internal sales to Teva's pharmaceutical businesses, reached $321 million, an increase of 22% over the third quarter of 2005.  API sales to third parties reached $141 million, an increase of 3% over the third quarter of 2005. The substantial increase in internal sales reflects the increasing extent of our vertical integration.

Gross profit margin reached 55.2% in the third quarter of 2006 compared with a gross profit margin of 47.0% for the third quarter of 2005 and 47.2% for fiscal 2005. This continuing exceptionally high level of gross margins reflects the high volume of sales of new products in the U.S. benefiting from exclusivity, several of which are vertically integrated, as well as higher margins of Teva's innovative and branded products.

Net R&D expenditures grew by 45% over the comparable quarter of 2005 and reached $134 million.

Selling, General and Administrative (SG&A), which represented 17.7% of sales, amounted to $404 million, as compared to 16.2% of sales and $214 million in the third quarter of 2005.  This higher level primarily reflects the substantially higher proportion in Teva's current product mix of branded products and branded generic products with their corresponding and relatively higher SG&A expense levels, many of which are products that have been added as a result of the IVAX acquisition.  SG&A this quarter also included expensing of employee stock options that represents an impact of approximately 1 cent per share.

The Tax rate provided for the third quarter was 12.5% of pre-tax income. This adjusts the annual tax rate from 17.5% to 15.5% of adjusted net income, our current best estimate for 2006, compared with a rate of 18% for 2005.

Cash flow generated from operating activities during the third quarter of 2006 amounted to $793 million. Cash and marketable securities amounted to $2.1 billion as of September 30, 2006.

Shareholders Equity at September 30, 2006 reached $10.6 billion, up by $677 million from June 30, 2006.

Share Count - For the third quarter of 2006, the share count for the fully diluted earnings per share calculation was 833.5 million shares.

Dividend

The Board of Directors, at its meeting on November 6, 2006, declared a cash dividend for the third quarter of 2006 of NIS 0.34 (approx. 7.9 cent according to the rate of exchange on November 6, 2006) per ADR. The record date will be November 14, 2006 and the payment date will be November 29, 2006. Tax will be withheld at a rate of 16%.

Conference Call

Teva will host a conference call to discuss the Company`s third quarter results on Tuesday, November 7, 2006 at 08:45 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company`s web site. Alternatively, a replay of the call will be available until November 14, 2006 at 11:59 (ET), by calling 1-(201) 612-7415 outside the U.S. or 1-(877) 660-6853 in the U.S. The Pass Code to access the replay is: Account #: 3055 and Conference ID#:  217756

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva`s ability to rapidly integrate IVAX Corporation`s operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic  product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, , environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Consolidated Statements of Income

(Unaudited, in millions, except earnings per ADR )

	July - September	January - September
	2006	2005	2006	2005
	U.S. Dollars

NET SALES	2,285.7	1,317.3	6,130.6	3,849.4
COST OF SALES	1,024.0	698.7	2,974.2	2,045.3
GROSS PROFIT	1,261.7	618.6	3,156.4	1,804.1
R&D EXPENSES - net	134.3	92.4	357.7	271.1
SG&A EXPENSES	403.8	214.0	1,094.9	581.3
	723.6	312.2	1,703.8	951.7
ACQUISITION OF R&D IN PROCESS			1,248.0
IMPAIRMENT AND RESTRUCTURING EXPENSES			30.6
OPERATING INCOME	723.6	312.2	425.2	951.7
FINANCIAL INCOME (EXPENSES) - net	(28.1)	6.8	(98.8)	5.5
INCOME BEFORE TAXES	695.5	319.0	326.4	957.2
INCOME TAXES	87.2	50.9	231.9	188.1
	608.3	268.1	94.5	769.1
(LOSS) OF ASSOCIATED COMPANIES	(0.6)	(0.4)	(5.3)	(0.1)
MINORITY INTERESTS	(1.3)	(0.6)	(3.1)	(1.6)
NET INCOME	606.4	267.1	86.1	767.4
EARNINGS PER ADR:
Basic ($)	0.79	0.43	0.11	1.24
Diluted ($)	0.74	0.40	0.11	1.14
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	767.4	616.7	751.5	617.5
Diluted	833.5	678.2	784.1	679.9

NORMALIZED NET INCOME:*	606.4	267.1	1,433.6	767.4
NORMALIZED EARNINGS PER ADR:*
Basic ($)	0.79	0.43	1.91	1.24
Diluted ($)	0.74	0.40	1.77	1.14
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	767.4	616.7	751.5	617.5
Diluted	833.5	678.2	818.9	679.9

*See reconciliation attached

Reconciliation Between Reported and Normalized Net Income

(Unaudited, in millions, except earnings per ADR )

	July - September		January - September
	2006	2005	2006	2005
	U.S. Dollars

REPORTED NET INCOME	606.4	267.1	86.1	767.4
IVAX PURCHASE ACCOUNTING ADJUSTMENTS
ACQUISITION OF R&D IN PROCESS			1,248.0
INVENTORY STEP - UP			94.9
IMPAIRMENT AND RESTRUCTURING EXPENSES			30.6
ACQUISITION OF R&D IN PROCESS IN
ASSOCIATED COMPANIES			5.6
TAX APPLICABLE			(31.6)
NORMALIZED NET INCOME	606.4	267.1	1,433.6	767.4

DILUTED EARNINGS PER ADR
REPORTED ($)	0.74	0.40	0.11	1.14
NORMALIZED ($)	0.74	0.40	1.77	1.14

Balance Sheet Data

(Unaudited, in millions)

	September 30	December 31
	2006	2005
	U.S. Dollars
ASSETS

CURRENT ASSETS	7,241.5	5,505.3
INVESTMENTS & OTHER ASSETS	768.2	410.6
FIXED ASSETS - net	2,137.3	1,360.9
INTANGIBLE ASSETS - net	9,858.6	3,110.6
TOTAL ASSETS	20,005.6	10,387.4

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	3,944.2	2,260.1
LONG-TERM LIABILITIES	5,447.9	2,077.0
MINORITY INTERESTS	35.0	8.0
SHAREHOLDERS` EQUITY	10,578.5	6,042.3
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	20,005.6	10,387.4

Sales for the Quarter July - September 2006 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total

North America	1,426.0	789.9	80.5%	62.4%
Europe*	522.8	381.8	36.9%	22.9%
International	336.9	145.6	131.4%	14.7%
Total	2,285.7	1,317.3	73.5%	100.0%

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total

Pharmaceutical	2,098.6	1,173.8	78.8%	91.8%
A.P.I.	141.1	137.5	2.6%	6.2%
Animal Health and Other	46.0	6.0	666.7%	2.0%
Total	2,285.7	1,317.3	73.5%	100.0%

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total

North America	1,325.4	707.5	87.3%	63.2%
Europe*	463.8	342.1	35.6%	22.1%
International	309.4	124.2	149.1%	14.7%
Total	2,098.6	1,173.8	78.8%	100.0%

* Western Europe and Hungary

Sales for the Period January - September 2006 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total

North America	3,728.3	2,281.6	63.4%	60.8%
Europe*	1,479.2	1,130.8	30.8%	24.1%
International	923.1	437.0	111.2%	15.1%
Total	6,130.6	3,849.4	59.3%	100.0%

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total

Pharmaceutical	5,571.2	3,449.5	61.5%	90.9%
A.P.I.	435.1	382.9	13.6%	7.1%
Animal Health and Other	124.3	17.0	631.2%	2.0%
Total	6,130.6	3,849.4	59.3%	100.0%

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total

North America	3,403.4	2,061.5	65.1%	61.1%
Europe*	1,335.6	1,017.9	31.2%	24.0%
International	832.2	370.1	124.9%	14.9%
Total	5,571.2	3,449.5	61.5%	100.0%

* Western Europe and Hungary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: November 7, 2006